SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

COMMISSION FILE NUMBER 1-1136

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY

345 PARK AVENUE

NEW YORK, NY 10154

(212) 546-4000

SIGNATURE

The Program

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB COMPANY SAVINGS AND INVESTMENT PROGRAM

Date: June 25, 2010	By:	/s/ Jeffrey Galik
Jeffrey Galik Chairman, Bristol-Myers Squibb Company Savings Plan Committee

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.
Report of Independent Registered Public Accounting Firm	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available For Benefits – As of December 31, 2009 and 2008	3

Statement of Changes in Net Assets Available For Benefits – For the Year Ended December 31, 2009	4

Notes to Financial Statements	5 to 19

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line (4i) – Schedule of Assets (Held at Year End) as of December 31, 2009	S-1

EXHIBIT 23a – Consent of Independent Registered Public Accounting Firm	E-1

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of

The Bristol-Myers Squibb Company

Savings and Investment Program and the Bristol-Myers Squibb

Company Savings Plan Committee

We have audited the accompanying statements of net assets available for benefits of the Bristol-Myers Squibb Company Savings and Investment Program (the “Program”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Program’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

June 25, 2010

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

Dollars in Thousands	2009	2008
Assets:
Participant directed investments, at fair value:
Program interest in Savings Plan Master Trust	$2,822,491	$2,600,109
Loans to participants	14,971	17,310

Total investments	2,837,462	2,617,419

Receivables:
Employer contributions	1,104	656
Participants contributions	2,306	1,791
Dividend receivable	6,781	7,520
Settlement receivable	—	2,815
Interest receivable	10	8

Total receivables	10,201	12,790

Net Assets Available for Benefits, at fair value	2,847,663	2,630,209

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(17,108)	(9,400)

Net Assets Available for Benefits	$2,830,555	$2,620,809

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

Dollars in Thousands	2009
Additions:
Program’s share of net investment income in Savings Plan Master Trust	$398,765
Contributions:
Employer contributions	50,192
Participants contributions	131,516
Rollover contributions	12,052
Interest on participant loans	954

Total additions	593,479

Deductions:
Distributions and withdrawals	(211,081)
Administrative expenses	(486)

Total deductions	(211,567)

Increase in net assets before net transfers	381,912

Net transfers out of Program	(172,166)

Increase in net assets	209,746

Net Assets Available for Benefits:
Beginning of Year	2,620,809

End of Year	$2,830,555

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PROGRAM DESCRIPTION AND RELATED INFORMATION

Description of the Program – The Bristol-Myers Squibb Company Savings and Investment Program (the Program) is a defined contribution retirement plan that includes a cash or deferred arrangement as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and is sponsored by Bristol-Myers Squibb Company (the Company). The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is intended to be a qualified plan under section 401(a) of the Code.

The description of the Program in the following Notes provides only general information and does not modify any provision of the Program. Participants should refer to the Program’s governing document and/or Summary Program Description for a more complete description of the Program’s provisions.

Program Administration – The Bristol-Myers Squibb Company Savings Plan Committee (the Committee) is the Administrator, as defined by ERISA, of the Program and named fiduciary with respect to Program assets. Fidelity Employer Services Company provides recordkeeping services with respect to the Program. The assets of the Program are maintained in the Bristol-Myers Squibb Company Savings Plan Master Trust (the Savings Plan Master Trust), of which Fidelity Management Trust Company (Fidelity Trust) serves as directed trustee.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Investment Valuation – The assets of the Program, as well as the assets of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the Thrift Plan) and the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the Puerto Rico Program) are maintained in the Savings Plan Master Trust, see “—Note 6. Savings Plan Master Trust.” For a discussion of the valuation policies for each investment class, see “—Note 3. Fair Value Measurement.”

Income Recognition – Interest, dividends, and realized and unrealized gains and losses earned from participation in the Savings Plan Master Trust are allocated to the Program based upon participants’ account balances and activity. This investment activity is presented on a net basis on the Statement of Changes in Net Assets Available for Benefits as the Program’s share of net investment income in the Savings Plan Master Trust and is accounted for as follows:

•	Interest is accrued by the Savings Plan Master Trust as earned.

•	Dividends are recorded on the ex-dividend date.

•	Purchases and sales of securities are recorded by the Savings Plan Master Trust on a trade-date basis.

•	Realized gains and losses for security transactions are reported using the average cost method.

Expenses – All expenses incurred by the Program, other than investment management and trustee fees, which are paid from each Savings Plan Master Trust fund’s assets, are paid by the Company. Management fees charged to the Program for investments are deducted from income earned on a daily basis and are not separately reflected in the Program’s share of net investment income in the Savings Plan Master Trust. Consequently, management fees are reflected as a reduction of investment return for such investments.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results may or may not differ from estimated results.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments and Investments – The Savings Plan Master Trust holds various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and such changes could have a material adverse effect on the Program’s financial statements.

Income Taxes and Tax Status – In the Program’s latest determination letter dated July 8, 2003, the Internal Revenue Service (IRS) stated that the Program, as then designed, was in compliance with the applicable requirements of the Code. Although the Program has been amended and restated since receiving the determination letter, the Program Administrator believes, to the best of its knowledge, that the Program is currently designed and operated in material compliance with the applicable requirements of the Code and ERISA, and that the Program and Savings Plan Master Trust continue to be exempt from federal income taxes pursuant to Section 501 of the Code. Therefore, no provision for income taxes has been included in the Program’s financial statements. Contributions made by participants on a pre-tax basis, the Company’s matching contributions, and the earnings thereon are not included in participants’ gross income for purposes of federal income taxes until distributed from the Program.

Recently Issued Accounting Standards

The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of U.S. GAAP understand how and why U.S. GAAP is changing and when the changes will be effective.

In May 2009, the Financial Accounting Standards Board (FASB) issued a new standard which establishes the accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued. The new standard, adopted as of December 31, 2009, establishes:

•

the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements (through the date that the financial statements are issued or are available to be issued);

•	the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and

•	the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In April 2009, the FASB issued a new standard which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. The guidance emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then consideration should be given as to the appropriateness of the asset or liability’s fair value using these observable transactions or quoted prices. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. Adoption of this standard did not have a material impact on the Program’s financial statements.

In September 2009, the FASB issued a new standard which permitted, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The standard requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date and any unfunded commitments. Adoption of this standard did not have a material impact on the Program’s financial statements.

In January 2010, the FASB issued a new standard adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The standard is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. This standard is not expected to have an impact on the Program’s financial statements.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENT

As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Program utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Savings Plan Master Trust’s investment valuation policies per investment class are as follows:

•

The Company Stock Fund and Mead Johnson Stock Fund are valued based upon quoted prices of underlying assets. The Company Stock Fund and Mead Johnson Stock Fund consist primarily of shares of common stock of Bristol-Myers Squibb Company and Mead Johnson Nutrition Company, respectively, and are valued based upon quoted prices at the last reported sales price at the end of the year, or, if there was not a sale that day, the last reported bid price. From time to time, the Program may invest in U.S. Government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of common stock of the Bristol-Myers Squibb Company and Mead Johnson Nutrition Company, respectively. Such investments are valued at cost plus interest earned, which approximates fair value.

•	Mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Program at year end.

•

Common collective trust (CCT) fund fair values are determined daily by the respective fund manager and represent the net asset value (NAV) of the underlying investments within the respective CCT’s. The net asset value represents the price at which Program participants would transact their respective CCT interest at any point in time. The CCTs are comprised of domestic equity index funds and domestic equity funds primarily invested in publicly traded securities, cash investments, and other short term investments. There were no unfunded commitments or restrictions on redemptions related to the CCTs as of December 31, 2009.

•	Money market instruments are valued at cost plus interest earned, which approximates fair value.

•

Fixed Income Fund investments include fully benefit-responsive investment contracts, comprised of traditional guaranteed investment contracts (GICs), security-backed contracts (synthetic GICs), and the Wells Fargo Stable Return Fund, a fixed income collective trust fund, which are stated at fair value within the Program interest in Savings Plan Master Trust line item and then adjusted on a separate line item to contract value in the Statements of Net Assets Available for Benefits. Effective September 2009, the Fixed Income Fund is managed by Galliard Capital Management, which now utilizes a NAV that reflects interest earned by a daily increase to NAV. The Fixed Income Fund formerly utilized a constant NAV of $1 with interest earned posted on a monthly basis to participant accounts. There were no unfunded commitments or restrictions on redemptions related to the Fixed Income Fund as of December 31, 2009.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENT (Continued)

The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contract. A wrapper contract is an agreement by another party to make payments to the Fixed Income Fund in certain circumstances. The fair value of the wrapper contract was not considered to be material as of December 31, 2009. Wrapper contracts are designed to allow synthetic GIC portfolios to maintain NAV and to ensure the future minimum interest crediting rate does not fall below zero. The assets underlying the synthetic GICs were primarily comprised of U.S. government securities in Wells Fargo fixed income funds. The fair value of the Wells Fargo fixed income funds is determined by the respective fund manager on a daily basis and represents the NAV of the underlying investments. In the event that wrapper contracts fail to perform as intended, the Fixed Income Fund’s NAV may decline if the market value of its assets declines. The Fixed Income Fund’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Fixed Income Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are non-transferable and have no trading market. There are a limited number of wrapper issuers.

The Fixed Income Fund is credited with contributions and earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Units are issued and redeemed at the Fixed Income Fund’s NAV, as reported by the fund manager, at any point in time. The GIC and synthetic GIC issuers are contractually obligated to pay the principal and a specified interest rate that is guaranteed to the Program’s interest in the Savings Plan Master Trust.

The fair value of the Wells Fargo Stable Return Fund equals the fair value of the underlying assets. The Wells Fargo Stable Return Fund primarily invests in GICs, synthetic GICs, and cash equivalents. The fair value is determined by the fund manager on a daily basis and represents the NAV of the underlying investments.

Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

At any point in time, the Fixed Income Fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depends on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund. The fund’s average yield is measured by the investment manager using general market reporting methods. The crediting interest rate at any date is the weighted-average of the yields on the individual contracts and other investments in the Fixed Income Fund on that date.

•	The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the Program year, which approximates fair value.

The valuation methods as described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Program believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For information on the fair value hierarchy, by level described above, of the Program’s Savings Plan Master Trust’s investments measured at fair value, see “—Note 6. Savings Plan Master Trust.”

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENT (Continued)

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs:

	2009		2008
Dollars in Thousands	Fixed Income Fund – GICs	Loans to Participants	Fixed Income Fund – GICs	Loans to Participants

Fair value as of January 1	$565,075	$19,864	$632,697	$24,553

Unrealized gains included in Statements of Net Assets Available for Benefits	7,652	—	5,539	—

Purchases, sales, issuances, and settlements, net	(203,044)	(2,729)	(73,161)	(4,689)

Fair value as of December 31	$369,683	$17,135	$565,075	$19,864

NOTE 4 – PROGRAM PARTICIPATION

Employee Eligibility  –  Any employee who meets certain service requirements, as defined in the Program document, is eligible to participate in the Program. Employees who are or may become eligible to participate in the Program (participants) may participate following their date of hire, although the Company matching contributions do not begin until an eligible employee has attained six months of service as prescribed by the Program.

Employee Contributions  –  Participants can elect to contribute up to 25% of his or her annual benefit salary or wages (as defined in the Program document) on a pre-tax and/or after-tax basis, in all events, subject to IRS annual limits and non-discrimination test results. Effective November 1, 2008, the Program was amended to add an annual increase feature, thereby allowing participants to schedule an automatic increase in their pre-tax and/or after-tax contributions to the Program of 1% to 3% annually, subject in all events to the Program’s maximum deferral rate of 25%. Employee contributions are recorded on an accrual basis.

Automatic Contributions  –  Effective November 1, 2008, the Program was amended to add an automatic enrollment feature. Under this feature, if an eligible employee hired on or after November 1, 2008 does not make a pre-tax and/or after-tax contribution election within his or her first 180 days of employment (from date of hire), the Company will automatically start making contributions to the Program in his or her name at the rate of 6% of his or her annual benefit salary or wages through pre-tax salary reductions starting with the first payroll period after the date that is 180 days after his or her date of hire. These contributions will be identical to pre-tax contributions elected by a participant, including immediate 100% vesting and matched on the same terms. The participant may change the contribution rate, including ceasing all elective contributions, and may elect after-tax or a combination of pre-tax and after-tax elective contributions at any time. In the absence of an affirmative investment direction from the participant, 100% of the automatic contribution will be invested in the qualified default investment alternative, which as of November 1, 2008, is the T. Rowe Price Retirement Fund for retirement in the year closest to the year in which the participant would attain age 65 assuming he or she survived at least until his or her 65th birthday.

Employer Contributions  –  During 2009, the Company contributed a matching contribution equal to 75% of pre-tax and/or after-tax contributions up to 6% of the participant’s annual benefit salary or wages elected by a participant at the time of the employee contribution. Employer contributions are recorded on an accrual basis.

Investment Decisions  –  The Program gives participants the opportunity to direct the manner in which contributions made to the Program in their name, including matching contributions, and earnings thereon, are invested among a variety of investment funds. During the years ended December 31, 2009 and 2008, contributions were invested in any one or more of the funds which comprise the Savings Plan Master Trust, see “—Note 6. Savings Plan Master Trust.” Through November 1, 2008, the default fund for Company matching contributions for participants who do not actively designate a fund for their Company matching contributions was the Fidelity Retirement Money Market Portfolio. Subsequent to November 1, 2008, the default fund for all contributions as to which no affirmative investment direction is given was changed to the qualified default investment alternative, which as of November 1, 2008, is the T. Rowe Price Retirement Funds for retirement in the year closest to the year in which the participant would attain age 65 assuming he or she survived at least until his or her 65th birthday.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – PROGRAM PARTICIPATION (Continued)

Catch-up Contributions – The Program allows for catch-up contributions for participants who are 50 years of age or older. Catch-up contributions are intended to give “catch-up eligible” participants the opportunity to make additional pre-tax contributions over the applicable IRS and Program limits. The catch-up contribution itself was limited to $5.5 thousand and $5 thousand in 2009 and 2008, respectively. Catch-up contributions (if elected) are deducted at the same time as all other contributions and the annual limit is indexed for inflation by the IRS. There is no Company match on catch-up contributions.

Participant Accounts – Each participant’s account under the Program is credited with the participant’s elected pre-tax and/or after-tax contributions, the Company’s matching contribution, and the participant’s respective share of Program earnings and is charged with participant withdrawals and distributions, and the participant’s respective share of Program losses. The benefit to which a participant is entitled is the participant’s vested Program account.

Participant Loans – While employed, a participant may request a loan from the Program. The amount of the loan may not exceed the lesser of (1) 50% of the participant’s entire vested interest under the Program, determined as of the valuation date, or (2) $50 thousand less the highest outstanding loan balance during the previous 12 months. As permitted by IRS regulations and the terms of the Program, loans are secured by the balance in the participant accounts and bear interest at rates set by the Committee. Repayments and interest are credited to the Program account of the participant.

Withdrawals Prior to Retirement – While employed, a participant may withdraw all or part of the employee and vested employer contributions, subject to certain restrictions imposed pursuant to the Program and excise taxes imposed by the Code.

Vesting – Matching contributions vest at the rate of 20% for each year of qualifying service. In addition, upon becoming eligible for benefits under the Company’s long-term disability benefits plan, death or normal retirement, or, as of January 1, 2008, a “change in control” as defined in the Bristol-Myers Squibb Company Change in Control Separation Benefits Plan, a participant will become 100% vested in matching contributions regardless of his or her years of service. A participant is always 100% vested in pre-tax, after-tax, rollover contributions from other plans and catch-up contributions as well as earnings thereon.

Forfeitures – If a participant’s employment terminates before he or she become fully vested, the unvested portion of matching contributions credited to his or her account are forfeited and may be used to reduce future matching contributions or pay expenses of Program administration. During the year ended December 31, 2009, forfeitures totaled $0.9 million. During the year ended December 31, 2009, matching contributions were reduced by $0.4 million from forfeitures. Participants who return to work for the Company who were partially or fully vested prior to their termination will be reinstated to their previous level of vesting and may immediately enroll in the Program.

Termination of Employment and Payment of Benefits – Upon the termination of employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, (2) installment payments for a period between two and 15 years, and in the event there are minimum required distributions, the installment payment shall not exceed the joint life expectancy of the participant and the participant’s spouse (five years if payment is by reason of death) or (3) an annuity for employees hired prior to October 1, 1994. If the participant chooses to have the payments made in annual installments, then the participant may also choose to have payments continue to his or her beneficiary if the participant dies before receiving all of the installments. If the participant chooses to have the payment made in installments and does not elect to have payments continue to his or her beneficiary on an installment basis, in the event of the participant’s death, the beneficiary can choose to receive the unpaid balance in a single payment or over a period of two to five years. In each case the payment will be based on the vested value in the respective funds allocated to the participant.

Net Transfers – A participant’s account may be transferred to or from another qualified defined contribution plan sponsored by the Company if his or her employment status changes such that he or she becomes eligible to participate in a different plan. A participant’s account could also be transferred to another company’s qualified defined contribution plan if required by the terms of a Company transaction. Similarly, new accounts could be transferred in from another company’s qualified defined contribution plan, if required under the terms of a business acquisition. For a discussion of significant transfer activity, see “—Note 5. Other Significant Program Activity.”

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – PROGRAM PARTICIPATION (Continued)

Payment of Benefits – Benefit payments are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Program but have not yet been paid as of December 31, 2009 and 2008.

Termination of the Program – Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions, amend, and terminate the Program at any time in its sole discretion in accordance with the provisions of ERISA. If the Program is terminated, the interest of each participant in all funds will vest immediately.

NOTE 5 – OTHER SIGNIFICANT PROGRAM ACTIVITY

During February 2009, Mead Johnson Nutrition Company (Mead Johnson) completed an initial public offering subsequent to which the Company held an 83.1% interest in Mead Johnson. In February 2009, there was a trust-to-trust asset transfer of approximately $169.2 million from the Program to a Savings Program maintained by Mead Johnson. This transfer represents all Program assets associated with active employees of Mead Johnson as of February 9, 2009.

On December 23, 2009, the Company completed a divestiture of the remaining interest in Mead Johnson through a split-off by offering its previously owned 170 million shares of Mead Johnson common stock in exchange for 269 million outstanding shares of the Company’s common stock. In conjunction with the split-off, participants in the Company Common Stock Fund had the one-time option to exchange one share of Bristol-Myers Squibb common stock held for a 0.6313 share of Mead Johnson common stock. Participants tendered 525,258 Bristol-Myers Squibb common shares for 331,595 Mead Johnson common shares initially valued at $14.3 million. Balances can remain in the Mead Johnson Stock Fund for two years as of the split-off date but no new contributions or transfers into the Mead Johnson Stock Fund are permitted. Participants may direct the trustee to liquidate some or all of their holdings in the Mead Johnson Stock Fund at any time during this two year period and reinvest the proceeds in other funds available under this Program. The fund will be discontinued effective December 22, 2011. Any remaining participant balances will be transferred, at that date, to other funds offered by the Program as directed by Program participants. If no direction is provided, then the remaining balance will be transferred to the T. Rowe Price Retirement Fund.

Effective September 1, 2009, the Fixed Income Fund, including the Fidelity Institutional Cash Portfolio Money Market Fund and GICs was transferred to the Galliard Fixed Income Fund. This fund is comprised of GICs and synthetic GICs as well as a collective trust fund. The previous Fixed Income Fund utilized a constant $1 NAV and interest was posted once a month to participant accounts. For the Galliard Fixed Income Fund, interest earned is reflected by a daily increase in the NAV, as well as included in the net appreciation in the fair value of investments.

Effective January 1, 2010, the following amendments were made to the Program:

•

The definition of salary or wages was expanded so that in addition to base salary or wages it now includes: (1) annual bonuses and sales bonuses; (2) overtime and shift differentials; and, (3) merit payments. The expanded definition of salary or wages applies for purposes of determining employee contributions and all employer contributions made on behalf of each eligible participant. Vesting provisions are the same as those described in Note 4 – Program Participation.

•

The Company’s matching contribution increased from 75% to 100% for each dollar a participant contributes to the Program up to 6% of their total salary or wages. Additionally, for eligible employees who are new to the Company or who as of December 31, 2009 had not satisfied the six month waiting period, matching contributions become available effective as of January 1, 2010, or as soon as they begin contributing to the Program; the six month waiting period has been eliminated.

•

The Company may make an additional annual contribution for each eligible employee regardless of whether the eligible employee contributes to the Program. The additional annual contribution is determined as a percentage of salary or wages, which ranges from 3% up to 6%, and is based on points equal to the sum of age plus years of service, rounded up, as of the December 31st of the calendar year for which the contribution is made. An eligible employee must be actively employed on December 31st of the year for which the contribution is made in order to receive an additional annual contribution.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – OTHER SIGNIFICANT PROGRAM ACTIVITY (Continued)

•

The Company may also make a transition contribution for participants, who, as of December 31, 2009, have: (1) age plus service equal to at least 60; and (2) completed at least 10 years of vesting service. The transition contribution is equal to 2% of salary or wages. The eligible participant must continue to be actively employed on December 31st of the year for which the contribution is made in order to receive a transition contribution. Transition contributions will continue for up to five years through December 31, 2014, as long as the eligible participant remains employed.

NOTE 6 – SAVINGS PLAN MASTER TRUST

The Program’s investment assets are held in the Savings Plan Master Trust. The Savings Plan Master Trust is a tax-exempt collective trust described in Revenue Ruling 81-100. The Program’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – SAVINGS PLAN MASTER TRUST (Continued)

Pursuant to ASC 820, the major categories of investments within the Statement of Net Assets Available for Benefits of the Savings Plan Master Trust as of December 31, 2009 were as follows:

Dollars in Thousands
Investments:
Level 1
Company Stock Funds
*Company Stock Fund – Bristol-Myers Squibb Company Common Stock	$583,877
*Mead Johnson Stock Fund – Mead Johnson Nutrition Company Common Stock	15,279
Mutual Funds:
Growth/Growth and Income Funds
*Fidelity Growth Company Fund	329,920
*Fidelity Puritan Fund	94,622
Bond Index Funds
*Fidelity U.S. Bond Index Fund	158,767
Domestic Equity Funds
Dreyfus Appreciation Fund, Inc.	57,442
International Equity Funds
Vanguard Total International Stock Index Fund – Investor Class	118,940
American Funds EuroPacific Growth Fund – Class R5	120,182
Asset Allocation Funds
T. Rowe Price Retirement Funds	50,701
Money Market Funds and Other
*Company Stock Fund – Fidelity Management Trust Company Institutional Cash Portfolio	8,211
*Fidelity Retirement Money Market Portfolio	203,074
Total Level 1 Investments	1,741,015

Level 2
Fixed Income Funds
Wells Fargo Stable Return Fund (see Note 7)	162,881
Synthetic GICs (see Note 7)	171,326
Common Collective Trust Funds:
Domestic Equity Index Funds
*Fidelity U.S. Equity Index Commingled Pool – Class 2	231,470
Northern Trust Global Investments QM Daily Russell 2000 Equity Index Fund	95,977
Domestic Equity Funds
The Goldman Sachs Collective Trust Strategic Value Fund	126,750
Jennison Associates Small Capital Core Equity Fund	47,996
Total Level 2 Investments	836,400

Level 3
Fixed Income Fund – GICs (see Note 7)	369,683

Total Investments, at fair value	2,947,098
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(18,599)

Net Assets of the Savings Plan Master Trust	$2,928,499

Program’s interest in Savings Plan Master Trust, at fair value	$2,822,491

Program’s interest in Savings Plan Master Trust, at fair value, as a percentage of the total investments, at fair value	96%

Level 3
Loans to participants	$17,135

Program’s interest in loans to participants	$14,971

*Denotes a party-in-interest to the Program.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – SAVINGS PLAN MASTER TRUST (Continued)

As of December 31, 2008, the Statement of Net Assets Available for Benefits of the Savings Plan Master Trust was as follows:

Dollars in Thousands
Investments:
Level 1
*Company Stock Fund – Bristol-Myers Squibb Company Common Stock	$610,181
Mutual Funds:
*Fidelity Growth Company Fund	246,134
*Fidelity Retirement Money Market Portfolio	231,896
*Fidelity U.S. Bond Index Fund	134,231
Vanguard Total International Stock Index Fund – Investor Class	88,674
American Funds EuroPacific Growth Fund – Class R5	84,776
*Fidelity Puritan Fund	79,496
Dreyfus Appreciation Fund, Inc.	49,174
T. Rowe Price Retirement Funds	8,386
*Company Stock Fund – Fidelity Management Trust Company Institutional Cash Portfolio	7,958
*Fixed Income Fund – Fidelity Institutional Cash Portfolio Money Market and Other	173,972

Total Level 1 Investments	1,714,878

Level 2
Common Collective Trust Funds:
*Fidelity U.S. Equity Index Commingled Pool – Class 2	203,576
The Goldman Sachs Collective Trust Strategic Value Fund	118,135
Northern Trust Global Investments QM Daily Russell 2000 Equity Index Fund	81,230
Jennison Associates Small Capital Core Equity Fund	34,954

Total Level 2 Investments	437,895

Level 3
Fixed Income Fund (see Note 7)	565,075

Total Investments, at fair value	2,717,848
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(10,121)

Net Assets of the Savings Plan Master Trust	$2,707,727

Program’s interest in Savings Plan Master Trust, at fair value	$2,600,109

Program’s interest in Savings Plan Master Trust, at fair value, as a percentage of the total investments, at fair value	96%

Level 3
Loans to participants	$19,864

Program’s interest in loans to participants	$17,310

*Denotes a party-in-interest to the Program.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – SAVINGS PLAN MASTER TRUST (Continued)

The Program’s estimated share of investments within the Savings Plan Master Trust stated at fair value that represented 5% or more of the Program’s net assets available for benefits as of December 31, 2009 and 2008 are as follows (certain balances as of December 31, 2008 have been presented to conform to the presentation as of December 31, 2009):

Dollars in Thousands	2009	2008
Investments:
Company Stock Fund – Bristol-Myers Squibb Company Common Stock	$534,394	$561,768
Fidelity Growth Company Fund	323,529	242,034
Fidelity U.S. Equity Index Commingled Pool – Class 2	225,972	198,809
Fidelity Retirement Money Market Portfolio	197,086	224,235
Fixed Income Fund – Synthetic GICs*	167,756	—
Fixed Income Fund – GICs**	339,677	529,545
Fixed Income Fund – Wells Fargo Stable Return Fund***	156,628	—
Fidelity U.S. Bond Index Fund	154,176	130,318
Fidelity Institutional Cash Portfolio Money Market Short-Term Investment Fund	—	169,246

*	The contract value of this investment was $168,031 for 2009.
**	The contract value of this investment was $323,370 and $520,127 for 2009 and 2008, respectively.
***	The contract value of this investment was $155,550 for 2009.

The total investment income of the Savings Plan Master Trust for the year ended December 31, 2009 was as follows:

Dollars in Thousands	2009
Investment income, net:
Interest income	$23,754
Dividend income	38,686
Net appreciation in fair value of investments	350,483

Total investment income	$412,923

The net appreciation in the fair value of the Savings Plan Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) by fund for the year ended December 31, 2009 are as follows:

Dollars in Thousands	2009
Level 1
Company Stock Funds	$49,563
Growth/Growth and Income Funds	111,579
Bond Index Funds	3,101
International Equity Funds	54,842
Domestic Equity Funds	8,436
Asset Allocation Funds	6,621
Level 2
Domestic Equity Index Funds	69,872
Domestic Equity Funds	36,752
Fixed Income Funds	2,065
Level 3
Fixed Income Funds	7,652

Net appreciation in fair value of investments	$350,483

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – FIXED INCOME FUND

The Program offers a Fixed Income Fund, within the Savings Plan Master Trust, as an investment fund available to participants. The Fixed Income Fund holds GICs and synthetic GICs with various issuers in several fully benefit-responsive investment contracts plus a collective trust fund which provide a guarantee of principal and credit interest at a guaranteed rate. Contributions are maintained in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Each fully benefit responsive investment contract is presented in the Statements of Net Assets Available for Benefits at fair value within the Program interest in Savings Plan Master Trust line item and then adjusted on a separate line item in the Statement of Net Assets Available for Benefits to contract value.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events may limit the ability of the fund to transact at contract value with the issuer, such as premature termination of the contracts by the fund, significant plant closings, significant layoffs, plan terminations, bankruptcy, mergers, or the Program’s loss of its qualified status. Program management believes that the occurrence of events that would cause participants to transact at less than contract value is not probable. The issuers may not terminate a contract at any amount less than contract value.

There are currently no reserves against contract value for credit risk of the contract issuers or otherwise.

The issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Program. All contracts pay interest on a net basis. Effective September 2009, the interest crediting rate is reset and declared on a daily basis instead of on a periodic basis. The crediting interest rate of the Fixed Income Fund was 4.1% as of December 31, 2009 and 2008 and is based on a formula agreed upon with the issuer, but may not be less than the percentage based on the individual contracts which range during 2009 from 2.90% to 5.86%. The key factors that influence future interest crediting rates for a wrapper contract include current interest rates, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract. The average yields for investment contracts with issuers on an overall Savings Plan Master Trust level for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Average yields:
Based on annualized earnings(1)	4.14%	4.17%
Based on interest rate credited to participants(2)	4.12%	4.17%

(1)	Computed by dividing the annualized one-day actual earnings of the investment contract on the last day of the Program year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Program year by the fair value of the investments on the same date.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – FIXED INCOME FUND (Continued)

Fixed Income Fund investments as of December 31, 2009 and 2008 are as follows:

Dollars in Thousands	S&P Rating	2009	Per Annum Interest Rates on Contracts Held During 2009	Maturity Dates on Contracts Held During 2009	2008	Per Annum Interest Rates on Contracts Held During 2008	Maturity Dates on Contracts Held During 2008

Guaranteed Investment Contracts:

Prudential Life Insurance Company	AA-	$150,461	4.20% to 5.03%	Varying through 2013	$180,908	4.09% to 5.03%	Varying through 2013

Hartford Life Insurance Company	A	91,581	5.12% to 5.86%	2012	79,900	5.12% to 5.86%	2012

Metropolitan Life Insurance Company	AA-	80,723	5.31%	2013	76,021	2.98% to 5.31%	Varying through 2013

Principal Mutual Life Insurance Company	A+	38,958	4.99% to 5.47%	2010	131,586	4.85% to 5.47%	Varying through 2010

New York Life Insurance Company	AAA	7,960	5.56%	2011	8,521	5.21% to 5.54%	Varying through 2011

SunAmerica Life Insurance Company	A+	—	—	—	53,773	4.53%	2009

John Hancock Mutual Life Insurance Company	AA+	—	—	—	34,366	4.03%	2009

Total Guaranteed Investment Contracts, at fair value		369,683			$565,075

Synthetic Guaranteed Investment Contracts:

Monumental Life Insurance Company	AA-	90,805	3.89%

J.P. Morgan Chase Bank, N.A.	AA-	80,521	2.90%

Total Synthetic Guaranteed Investment Contracts, at fair value		171,326

Collective Trust Fund:

Wells Fargo Stable Return Fund.	AA-	162,881	—

Total Collective Trust Fund, at fair value		162,881

Total Fixed Income Fund Investments, at fair value		$703,890

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 8 – RECONCILIATION TO FORM 5500

The accompanying financial statements present fully benefit responsive synthetic guaranteed investment contracts held in the Fixed Income Fund at contract value. The Form 5500 requires fully benefit responsive synthetic guaranteed investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit responsive synthetic guaranteed investment contracts represents a reconciling item. Additionally, the Form 5500 requires the Savings Plan Master Trust to file a separate 5500 as a direct filing entity (DFE), which includes the total Savings Plan Master Trust administrative expenses per Schedule C Service Provider Information. As such, the Program does not report administrative expenses attributable to the Savings Plan Master Trust separately on the Program Form 5500 filing.

The following is a reconciliation of the Program interest in the Savings Plan Master Trust per the financial statements to the Form 5500 as of December 31:

	2009	2008
Program interest in Savings Plan Master Trust per the financial statements	$2,822,491	$2,600,109
Less: Adjustment from fair value to contract value for fully benefit responsive contracts	(17,108)	(9,400)
Add: Adjustment from contract value to fair value for fully benefit responsive synthetic GICs	801	—

Value of interest in master trust investment accounts per the Form 5500	$2,806,184	$2,590,709

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:
	2009	2008
Net assets available for benefits per the financial statements	$2,830,555	$2,620,809
Add: Adjustment from contract value to fair value for fully benefit responsive synthetic GICs	801	—

Net assets available for benefits per the Form 5500	$2,831,356	$2,620,809

The following is a reconciliation of the Program’s share of net investment income in the Savings Plan Master Trust per the financial statements to the Form 5500 as of December 31:

2009
Program’s share of net investment income in Savings Plan Master Trust per the financial statements	$398,765
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(486)
Add: Adjustment from contract value to fair value for fully benefit responsive synthetic GICs	801

Net investment gain from master trust investment accounts per the Form 5500	$399,080

The following is a reconciliation of the total additions per the financial statements to the Form 5500 as of December 31:
2009
Total additions per the financial statements	$593,479
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(486)
Add: Adjustment from contract value to fair value for fully benefit responsive synthetic GICs	801

Total income per the Form 5500	$593,794

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 8 – RECONCILIATION TO FORM 5500 (Continued)

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 as of December 31:

2009
Net increase in net assets available for benefits before net transfers per the financial statements	$381,912
Add: Adjustment from fair value to contract value for fully benefit responsive synthetic GICs	801

Total income per the Form 5500	$382,713

NOTE 9 – ERISA LITIGATION AND SECURITIES LITIGATION

In August 2006, $7.2 million of settlement proceeds were received by the Program in the following matters: In re BMS Securities Litigation, 02 Civ. 2251 (LAP) (S.D.N.Y.), U.S. Securities and Exchange Commission v. BMS. No. 04-3680 (FSH) (D.N.J.), and Deferred Prosecution Agreement, executed June 15, 2005, between the Company and the U.S. Department of Justice. This amount represented approximately 80% of total settlement proceeds to be received by the Program and was allocated and posted to the Program accounts of eligible class members in August 2006. In November 2008, the Court approved the release of the remaining net settlement proceeds of approximately $2.94 million to the Savings Plan Master Trust. The Program’s share of the net settlement proceeds, which was recorded as a settlement receivable on the Statements of Net Assets Available for Benefits as of December 31, 2008, approximated $2.71 million and was distributed, allocated and posted to the Program accounts in 2009.

NOTE 10 – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Program investments are shares in registered mutual funds or units in pooled investment funds managed by affiliates of Fidelity Trust through the Savings Plan Master Trust. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Prohibited Transaction Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. The Program also invests in shares of the Company and Mead Johnson. As of December 31, 2009 and 2008, the Program held 21.3 million shares and 24.3 million shares, respectively, of Company common stock with a cost basis of $485.2 million and $559.3 million, respectively. During the year ended December 31, 2009, the Program recorded dividend income on the Company’s common stock of $26.1 million. As of December 31, 2009 and 2008, the Program held 334 thousand shares and 0 shares, respectively, of Mead Johnson common stock with a cost basis of $12.7 million and $0, respectively. During the year ended December 31, 2009, the Program recorded dividend income on Mead Johnson’s common stock of $124 thousand. The transactions in Company and Mead Johnson common stock were exempt party-in-interest transactions pursuant to Section 408(e) of ERISA. In addition, certain Program participants borrowed from the Program. As of December 31, 2009 and 2008, the outstanding loans of the Program participants were $15.0 million and $17.3 million, respectively, with interest rates ranging from 4.25% to 10.5% and varying maturity dates. Program participants are a party-in-interest to the Program and these loans were exempt party-in-interest transactions pursuant to Section 408(b)(1) of ERISA.

FORM 5500, SCHEDULE H, PART IV, LINE (4i)	PLAN NUMBER: 002
EIN NUMBER: 22-0790350

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2009

(IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost Value **	(e) Current Value

*	Program participants	Participant loans, with varying maturity dates ranging from 2010 to 2019, and interest rates between 4.25% and 10.5%	$—	$14,971

		Total		$14,971

*	Denotes a party-in-interest to the Program.
**	Cost information is not required for participant directed investments.

S-1